                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                            Devon Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   73-0311467
        ------------------------------------------------------------
                                 (CUSIP Number)

                             Russell G. Horner, Jr.
                       Vice President and General Counsel
                             Kerr McGee Corporation
                            123 Robert S. Kerr Avenue
                         Oklahoma, Oklahoma City  73102
                                 (405) 270-1313
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              December 31, 1996
        ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


  CUSIP No. 73-0311467                                  Page  2  of  36   Pages
            ----------                                       ---    -----

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Kerr-McGee Corporation
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

             Not Applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER
  NUMBER OF                0
    SHARES    ------------------------------------------------------------------
  BENEFICIAL   8   SHARED VOTING POWER
   LY OWNED        9,954,000
     BY?      ------------------------------------------------------------------
     EACH      9   SOLE DISPOSITIVE POWER
  REPORTING                0
    PERSON    ------------------------------------------------------------------
     WITH      10  SHARED DISPOSITIVE POWER
                   9,954,000
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,954,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             31%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 36 Pages



Item 1.  Security and Issuer.

              This statement relates to the Common Stock, $0.10 par value per share ("Shares"), of Devon Energy Corporation ("Devon"). Devon's address is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260.

Item 2.       Identity and Background.

       The name and business address of the person filing this statement is Kerr-McGee Corporation ("Kerr-McGee"), 123 Robert S. Kerr Ave., Oklahoma City, Oklahoma 73102. Information concerning the executive officers and directors of Kerr-McGee is set forth on Appendix 1 to this Schedule 13D

Item 3.       Source and Amount of Funds or Other Consideration.

              Not applicable.

Item 4.       Purpose of Transaction.

       Pursuant to an Agreement and Plan of Merger dated October 17, 1996 (the "Merger Agreement"), Devon on December 31, 1996 acquired all of Kerr-McGee's North American onshore oil and gas exploration and production business and properties (the "Kerr-McGee Properties") in exchange for 9,954,000 Shares (the "Transaction"). See Item 6 for a description of the principal terms of the Merger Agreement.

       By consolidating the Kerr-McGee Properties with those of Devon, Kerr-McGee may maintain an investment in the North American onshore oil and gas exploration and production business without incurring the overhead and direct expenses of those activities. These assets will become a significant portion of Devon's operations and will receive the attention and focus of Devon's management and employees, allowing Kerr-McGee to more fully focus its resources on its offshore and foreign oil and gas exploration and production activities.

       Kerr-McGee's management believes Kerr-McGee's shareholders can recognize more ultimate value by combining its North American onshore business and properties with an independent oil and gas exploration and production company such as Devon which specializes in North American onshore operations. Devon's growth strategy over the last eight years has resulted in growth in per share earnings, cash flow, reserves and per share price. If this growth trend continues, Kerr-McGee will be able to realize appreciation in its investment through the appreciation of its Devon Common Stock.

                                                              Page 4 of 36 Pages



       Devon and Kerr-McGee have entered into a Stock Rights and Restrictions Agreement (the "Stock Agreement") which contains provisions relating to the voting and disposition of Shares by Kerr-McGee, membership of Devon's board of directors, Kerr-McGee's ability to engage in business combinations with Devon and the acquisition of additional Shares by Kerr-McGee.

       Kerr-McGee Nominees to Devon's Board of Directors. Devon has agreed to increase the number of directors constituting the full board of directors from six to nine. The resulting three vacancies have been filled by persons designated by Kerr-McGee (the "Kerr-McGee Designees"). Devon has agreed that the Kerr-McGee Designees will be included in the slate of nominees recommended by the board of directors at shareholders' meetings for the election of directors. The number of Kerr-McGee Designees will be such that the total percentage of Kerr-McGee Designees elected to the board of directors (assuming the election of such designee(s)) shall approximately equal the percentage of outstanding Devon "Voting Shares" owned by Kerr-McGee. "Voting Shares" is defined as Common Stock and any other shares of capital stock of Devon entitled to vote generally in the election of directors. Kerr-McGee Designees elected as directors of Devon will be apportioned as nearly as possible among Devon's three classes of directors. Subsequent board vacancies must be filled so that the percentage of Kerr-McGee Designees on Devon's board of directors remains proportionate with Kerr-McGee's percentage ownership of Devon Voting Shares.
The initial Kerr-McGee Designees are Luke R. Corbett, Tom J. McDaniel and Lawrence H. Towell.

       Kerr-McGee Approval of Devon Nominees. Kerr-McGee has agreed to vote all of its Voting Shares for the directors nominated by the Devon board of directors. However, if the board of directors fails to nominate the Kerr-McGee Designees as discussed above, Kerr-McGee will not be obligated to vote its Voting Shares for those directors nominated by the Devon board of directors.

       Restrictions on Business Combinations. Kerr-McGee has agreed that, until termination of the Stock Agreement, it will not engage in a "Business Combination Transaction" with Devon unless the transaction has been approved by a majority of the "Continuing Directors." "Business Combination Transaction" is defined as a transaction to which Devon is a party, such as a merger, in which Voting Shares are exchanged for cash, securities or other property. The following Business Combination Transactions are permitted under the Stock
Agreement: (i) transactions in which the ownership of capital stock of Devon or the surviving corporation after such transaction is substantially the same as that of Devon

                                                              Page 5 of 36 Pages



prior to such transaction, or (ii) mergers in which (a) Devon survives, (b) all Voting Shares outstanding prior to the merger remain outstanding, (c) no person owns a majority of Devon's fully diluted shares, and (d) the Continuing Directors continue to represent a majority of the Devon board of directors. "Continuing Directors" means members of Devon's board of directors immediately prior to consummation of the Transaction, the successors recommended by such members, or directors nominated or elected by such members to fill vacancies if the size of the board is increased.

       Restrictions on Transfer of Kerr-McGee's Voting Shares. Except as described below, Kerr-McGee will be restricted from transferring, selling or otherwise conveying ownership of Voting Shares without the prior written consent of a majority of the Continuing Directors, which consent cannot be unreasonably withheld. This restriction is intended to prevent Kerr-McGee from transferring a significant percentage of its Voting Shares to a single third party. Circumstances in which Kerr-McGee may transfer its Voting Shares are:

              (a)  In accordance with Rule 144 under the Securities Act;

              (b) Pursuant to a registered public offering, Kerr-McGee may sell its Voting Shares in a broad distribution such that not more than 14.9% of outstanding Voting Shares or 20% of such offering is sold to one person (other than mutual or pension funds);

              (c) Pursuant to a pro rata dividend or distribution on Kerr-McGee's outstanding common stock;

              (d)  To Devon or its subsidiaries or to subsidiaries of Kerr-
       McGee;

              (e) Upon the commencement of a tender offer (i) which Devon's Continuing Directors do not oppose; (ii) with respect to which a majority of the Continuing Directors has resolved to cause the Rights Plan not to apply; or (iii) by certain offerors after a court has caused the Rights Plan to be inapplicable and the person will be permitted by law to accept tendered shares.

       Kerr-McGee's Right to Acquire Additional Shares. Except in certain circumstances provided in the Stock Agreement Kerr-McGee is prohibited from purchasing additional Voting Shares without the prior written consent of a majority of Devon's Continuing Directors. Kerr-McGee will be permitted to purchase Voting Shares or rights to acquire Voting Shares to prevent dilution of its initial percentage (26% of fully-diluted shares) of stock ownership. In addition, after two years from the date of the Stock Agreement, Kerr-McGee will

                                                              Page 6 of 36 Pages



be entitled to increase its percentage ownership in Voting Shares by a maximum of five percentage points, to a total of 31% of the fully-diluted Voting Shares. However, subject to certain exceptions, Kerr-McGee will not be entitled to purchase additional Voting Shares if it will have the effect of reducing the total number of Voting Shares held by persons other than Devon, Kerr-McGee or either of their affiliates to less than 15 million shares. These restrictions will not apply and Kerr-McGee is permitted to make a tender offer for Shares if a third party makes a tender offer which meets the conditions set forth in clause (e) of the immediately preceding paragraph. This is intended to permit Kerr-McGee the opportunity to make a competitive offer for Devon.

       Termination. The Stock Agreement may be terminated in several circumstances, including: (i) by mutual agreement of Devon and Kerr-McGee; (ii) by either party if Kerr-McGee's beneficial ownership drops below 5% of the total outstanding Voting Shares; (iii) by Kerr-McGee if Devon materially breaches any provisions of the Stock Agreement; (iv) by Kerr-McGee after approval by the Continuing Directors of certain third party proposals for Business Combination Transactions, or engagement of an investment banker to solicit indications of interest with respect to a Business Combination Transaction; (v) by Kerr-McGee if a third party accumulates 15% or more of Devon's outstanding Voting Shares, or 20% or more when the Rights Plan is not in effect, and such person has not agreed to restrictions similar to those in the Stock Agreement; or (vi) by Kerr-McGee if the Continuing Directors cease to be a majority of Devon's board of directors. Once the Stock Agreement is terminated, all of the restrictions set forth above will automatically terminate.

       Kerr-McGee intends to exercise its rights to designate three directors of Devon. Kerr-McGee intends to continuously monitor both the performance of Devon and Kerr-McGee's investment in Devon. Depending upon the results of those evaluations and Kerr-McGee's strategic view of the oil and gas industry, and of Kerr-McGee and Devon, subject to the provisions of the Stock Agreement, Kerr-McGee may acquire additional shares or dispose of some or all of the shares then held by it. In addition, Kerr-McGee may from time to time engage in other transactions permitted under the Stock Agreement terms described above.

Item 5.       Interest in Securities of the Issuer.

       Upon consummation of the Transaction, Kerr-McGee became the beneficial owner of 9,954,000 Shares representing 31% of the outstanding Shares. None of the persons named in Appendix 1 beneficially owns any Shares and neither Kerr-

                                                              Page 7 of 36 Pages



McGee nor any of such persons has affected any transactions in Shares during the 60 days preceding the filing of this Schedule 13D. By virtue of the provisions of the Stock Agreement described in Item 4, Purpose of Transaction above, Kerr-McGee may be deemed to share with Devon the voting and dispositive power with respect to the shares held by Kerr-McGee.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

       Merger Agreement. The Merger Agreement provides for the Kerr-McGee Properties to be consolidated with those of Devon. This was accomplished in two simultaneous transactions. First, Kerr-McGee North American Onshore Corporation, a wholly-owned Oklahoma subsidiary of Kerr-McGee ("KMG-US"), was merged with and into Devon Energy Corporation (Nevada), a wholly-owned Nevada subsidiary of Devon ("Devon Nevada"), in exchange for 7,554,880 shares of Devon Common Stock. KMG-US owned all of Kerr-McGee's U.S. onshore oil and gas exploration and production business and properties. Second, Devon acquired all of the outstanding capital stock of Kerr-McGee Canada Onshore Ltd., a wholly-owned subsidiary of Kerr-McGee organized under the laws of Alberta, Canada ("KMG-CN"), in exchange for 2,399,120 shares of Devon Common Stock. KMG-CN owned all of Kerr-McGee's Canadian oil and gas exploration and production business and properties. As a result of the Transaction, the properties and assets of KMG-US became part of the properties and assets of Devon Nevada and KMG-CN's properties and assets became part of the properties and assets of Devon Energy Canada Corporation.

       After the Transaction, Kerr-McGee owns 9,954,000 shares of Devon Common Stock, or 31% of Devon's total outstanding Common Stock.

       Registration Agreement. Devon and Kerr-McGee have entered into a Registration Rights Agreement (the "Registration Agreement"). Under the Registration Agreement, Kerr-McGee can require Devon to file up to three registration statements with the Securities and Exchange Commission (the "SEC") for the resale of all or a portion of Kerr-McGee's Shares. Devon is not required to file a registration statement under certain circumstances, such as during periods when Devon is negotiating a transaction, when full disclosure in a registration statement of material, non-public information about such transaction would be detrimental to the completion of the transaction. Devon is required to pay all expenses of a registration statement filed on behalf of Kerr-McGee, except SEC and state securities agency filing fees, printing expenses, underwriting discounts and

                                                              Page 8 of 36 Pages



commissions attributable to Kerr-McGee's Shares and legal fees and expenses for Kerr-McGee.

       The Registration Agreement also generally gives Kerr-McGee the right to include Kerr-McGee's Shares in any registration statement Devon is filing on its own behalf or on behalf of other holders of Shares in connection with an underwritten offering.

       The Registration Agreement also gives Kerr-McGee the right to issue Kerr-McGee securities which are convertible into, or exchangeable or exercisable for, Kerr-McGee's Shares (the "Kerr-McGee Exchangeable Securities"). However, the time period during which the Exchangeable Securities can be converted to Kerr-McGee's Shares cannot exceed seven years (the "Exchange Period"). Kerr-McGee can require Devon to maintain an effective registration statement with the SEC registering the Shares into which the Kerr-McGee Exchangeable Securities could be converted during the Exchange Period, but Devon is required to keep the prospectus included in the registration statement current only during a thirty day conversion period each year.

       All of Kerr-McGee's rights under the Registration Agreement are subject to the terms of the Stock Agreement, the Securities Act, Devon's certificate of incorporation and Bylaws and the laws of the State of Oklahoma.

       Rights Plan Amendments. Each Share currently carries one "right" as defined in Devon's Share Rights Plan. Upon the occurrence of certain events generally associated with unsolicited takeover attempts or certain transactions involving a change of control, the rights become exercisable. The rights allow all Devon shareholders, except the party attempting the takeover (the "Acquiring Person"), the right to buy additional Shares (or a special series of voting preferred stock) at a significant discount to the market price. This causes substantial dilution to the Acquiring Person, which effectively encourages the Acquiring Person to negotiate with Devon's board of directors. Kerr-McGee's acquisition of more than 15% of the outstanding Shares in the Transaction would have caused Kerr-McGee to be deemed an Acquiring Person under the Rights Plan, and would have triggered the exercise of the rights. However, since the Stock Agreement limits Kerr-McGee's ability to acquire additional Voting Shares, Devon's board of directors has amended the Rights Plan to prevent the execution of the Merger Agreement from triggering the exercise of the rights. The Rights Plan has been further amended to allow Kerr-McGee to acquire Shares upon consummation of the Merger Agreement and to acquire additional Voting Shares in accordance with the terms of the Stock Agreement. The Rights Plan Amendments will remain in

                                                              Page 9 of 36 Pages



effect even upon the termination of the Stock Agreement in certain circumstances.

       The principal terms of the Stock Agreement are described above under
Item 4 - Purpose of Transaction.


Item 7.       Material to be Filed as Exhibits.

1. Agreement and Plan of Merger dated the 17th day of October, 1996 (the "Merger Agreement"), among Devon Energy Corporation ("Devon"), Devon Energy Corporation (Nevada), Kerr-McGee Corporation ("Kerr-McGee"), Kerr North American Onshore Corporation and Kerr-McGee Canada Onshore Ltd. (incorporated by reference to Addendum A to Devon's definitive proxy statement (File No. 1-10067) for a special meeting of shareholders, filed on November 6, 1996).

2. Stock Rights and Restrictions Agreement, dated as of December 31, 1996 between Devon and Kerr-McGee.

3. Registration Rights Agreement, dated December 31, 1996 by and between Devon and Kerr-McGee.
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                                                             Page 10 of 36 Pages



                                   SIGNATURE

              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


DATED:  January 6, 1997

                                   KERR-McGEE CORPORATION


                                   By: /s/ John C. Linehan
                                      ---------------------------------
                                           John C. Linehan
                                           Senior Vice President
                                             and Chief Financial
                                             Officer

                                                             Page 11 of 36 Pages




                                   APPENDIX 1


                    NAME, PRINCIPAL OCCUPATION AND BUSINESS
                    ADDRESS OF EACH DIRECTOR OF THE COMPANY
                    ---------------------------------------


                    Paul M. Anderson, President and Chief
                    Executive Officer of PanEnergy Corp. a
                    provider of natural gas transportation
                    and related services in North America
                    since May 1995; P.O. Box 1642, Houston,
                    Texas  77251-1642

                    Bennett E. Bidwell, Retired; 626 Yarboro,
                    Bloomfield Hills, Minnesota  48304-3364

                    Earnest H. Clark, Jr., Chairman of the
                    Board and Chief Executive Officer of The
                    Friendship Group, an investment partnership;
                    3822 Calle Arian, San Clemente, CA  92672

                    Luke R. Corbett, President and Chief Operating Officer of Kerr-McGee; 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102;

                    Martin C. Jischke, President of Iowa State
                    University; 117 Beardshear, Ames, Iowa 50011-
                    2035

                    Robert S. Kerr, Jr., Attorney, Chairman of
                    Board of Kerr, Irvine, Rhodes & Ables, an
                    Oklahoma City law firm and President of the Kerr Foundation, Inc.; 6301 N. Western, Suite 130, Oklahoma City, Oklahoma 73118

                    Frank A. McPherson, Chairman of the Board and Chief Executive Officer of Kerr-McGee;
                    123 Robert S. Kerr Avenue, Oklahoma City,
                    Oklahoma 73102

                    William C. Morris, Chairman of the Board
                    and President of J. & W. Seligman & Co.,
                    Incorporated; 100 Park Ave.,
                    8th Floor, New York, New York  10017

                    John J. Murphy, Retired; Sherry Lane Place,
                    5956 Sherry Lane, Suite 710, Dallas, Texas 75225

                    John J. Nevin, Retired; 3 Steeplechase Lane,
                    Northfield, Illinois  60093

                                                             Page 12 of 36 Pages



                    Richard M. Rompala, President and Chief
                    Executive Officer of the Valspar Corporation,
                    a manufacturer of paints and related
                    coatings; 1101 South Third Street,
                    Minneapolis, Minnesota  55415

                    Farah M. Walters, President and Chief
                    Executive Officer of University Hospitals
                    of Cleveland and University Hospitals
                    Health Systems, Inc.; 11100 Euclid
                    Avenue, Cleveland, Ohio  44106


                    NAME, PRINCIPAL OCCUPATION AND BUSINESS
                    ADDRESS OF EACH EXECUTIVE OFFICER OF THE
                    COMPANY WHO IS NOT A DIRECTOR
                    -----------------------------------------

                    The business address of each executive
                    officer of Kerr-McGee is:

                    123 Robert S. Kerr Avenue, Oklahoma City,
                    Oklahoma  73102

                    Kenneth W. Crouch, Senior Vice President

                    William D. Hake, Senior Vice President

                    George R. Hennigan, Senior Vice President

                    John C. Linehan, Senior Vice President and Chief
                      Financial Officer

                    Tom J. McDaniel, Senior Vice President and
                      Corporate Secretary

                    Robert C. Scharp, Senior Vice President

                    Michael G Webb, Senior Vice President

                    Julius C. Hilburn, Vice President, Human
                      Resources

                    R. G. Horner, Jr., Vice President and
                      General Counsel

                    Deborah A. Kitchens, Vice President and Controller

                    John M. Rauh, Vice President and
                      Treasurer

                    Donald F. Schiesz, Vice President, Safety
                      and Environmental Affairs

                                                             Page 13 of 36 Pages



                    Jean B. Wallace, Vice President, General
                      Administration


       All of the foregoing officers and directors of Kerr-McGee are U.S. citizens, except Mr. Webb who is a citizen of Canada.

       None of the directors and officers listed above or Kerr-McGee has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. None of said persons or Kerr-McGee, during the last five years, has been subject to a judgment, decree or similar order or finding of violations with respect to federal or state securities laws or activities subject thereto.